Profit and Loss

January - June, 2023

	Total
INCOME	
4000 Amazon Sales	544,214.65
4002 Amazon Promotions	-0.97
4004 Amazon Refunds	-10,409.90
4006 Amazon Reimbursement	1,229.21
4008 Amazon Shipping	9,654.90
Total 4000 Amazon Sales	**544,687.89**
4020 Sales	2,685.71
4040 Shopify Sales	4,794.20
4042 Shopify Refunds	-133.35
4044 Shopify Shipping	2,006.00
Total 4040 Shopify Sales	**6,666.85**
4050 Walmart Sales	346,425.88
4052 Walmart Refunds	-10,508.66
4055 Walmart Fees	5.12
4056 Walmart Commission Fees	-49,003.54
4057 Walmart Adjustments	-2,106.32
Total 4050 Walmart Sales	**284,812.48**
Total Income	**838,852.93**
COST OF GOODS SOLD	
4500 Cost of goods sold	333,195.14
4600 Amazon FBA Fees	317.73
4700 Shipping	227,470.41
Total Cost of Goods Sold	**560,983.28**
GROSS PROFIT	**277,869.65**
EXPENSES	
5100 Advertising & marketing	
5101 Advertising	360.01
5104 Social media	1,674.84
5106 Website ads	2,101.67
Total 5100 Advertising & marketing	**4,136.52**
5112 Amazon Seller Fees and Charges	84,125.49
5114 Amazon Shipping Fees	1,503.54
5200 Business licenses	143.75
5400 Contract labor	2,385.61
5600 Employee benefits	
5640 Workers' compensation insurance	3,139.50
Total 5600 Employee benefits	**3,139.50**
5700 Entertainment	801.47
5800 General business expenses	

	Total
5810 Bank fees & service charges	1,611.19
5820 Memberships & subscriptions	3,512.31
Total 5800 General business expenses	**5,123.50**
6100 Interest paid	
6110 Business loan interest	28,770.08
6120 Credit card interest	1,106.53
Total 6100 Interest paid	**29,876.61**
6200 Legal & accounting services	6,145.45
6300 Meals	
6320 Team meals	2,207.30
Total 6300 Meals	**2,207.30**
6400 Merchant Fees	
6401 Melio Service Fees	3.00
6403 Shopify Fees	263.88
6404 Affirm fees	1,076.94
Total 6400 Merchant Fees	**1,343.82**
6500 Mobile Storage Unit Rental	795.05
6600 Office expenses	
6620 Office supplies	488.34
6630 Printing & photocopying	748.58
6670 Software & apps	5,952.73
Total 6600 Office expenses	**7,189.65**
6800 Payroll expenses	
6802 Wages	125,558.33
6803 Taxes	1,716.78
6804 Payroll Fees	280.00
6806 Employer Tax Expense	10,260.35
Total 6800 Payroll expenses	**137,815.46**
6810 Rent	
6812 Building & land rent	19,595.56
6814 Equipment rental	8,495.80
Total 6810 Rent	**28,091.36**
6820 Repairs & maintenance	1,927.62
6840 Supplies	
6830 Shipping Supplies	30,949.34
6844 Warehouse Supplies	29,523.18
Total 6840 Supplies	**60,472.52**
6850 Taxes paid	50.00
6870 Utilities	
6872 Electricity	1,038.20
6874 Internet & TV services	1,176.66
Total 6870 Utilities	**2,214.86**

	Total
6880 Vehicle Expenses	
6883 Vehicle gas & fuel	494.69
Total 6880 Vehicle Expenses	**494.69**
New Venture	3,596.50
Total Expenses	**383,580.27**
NET OPERATING INCOME	-105,710.62
OTHER INCOME	
Credit card rewards	345.17
Insurance claims	2,491.34
Interest earned	0.01
Total Other Income	**2,836.52**
NET OTHER INCOME	2,836.52
NET INCOME	$ -102,874.10

Balance Sheet

As of June 30, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Midflorida Checking 8989	10,551.33
1015 Midflorida Savings 8976	5.00
1030 Novo Checking - 0483	44,045.21
Total Bank Accounts	**54,601.54**
Other Current Assets	
1052 PayPal Holding Account	44.88
1200 Amazon Carried Balances	60,312.63
1210 eCommerce Clearing Account	44.75
1224 Shopify Holding Account	38.99
1230 Walmart Carried Balances	-40.72
1234 Walmart Reserved Balances	-16.99
1300 Prepaid Loan Fee	40,524.66
Total Other Current Assets	**100,908.20**
Total Current Assets	**155,509.74**
TOTAL ASSETS	**$155,509.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2040 Credit One Credit Card 8872	22.99
2050 Delta American Express 1013	29,699.78
Total Credit Cards	**29,722.77**
Other Current Liabilities	
2520 Amazon Loans	18,391.09
2540 Novo Funding Line of Credit	8,244.07
2550 Payoneer Loan Payable	30,500.00
2560 Payroll Liabilities	
2562 Federal Taxes (941/943/944)	2,107.73
2564 Federal Unemployment (940)	144.52
2566 FL Unemployment Tax	650.30
Total 2560 Payroll Liabilities	**2,902.55**
2570 Seller Funding Line of Credit	143,087.77
2580 Walmart Sales Tax Collected	-1.13
2590 Zinch- Working Capital Loan	89,439.34
Shopify Sales Tax Collected	0.46
Total Other Current Liabilities	**292,564.15**

	Total
Total Current Liabilities	322,286.92
Total Liabilities	322,286.92
Equity	
3020 Partner distributions	-48,922.30
3030 Partner investments	23,360.99
Retained Earnings	-38,341.77
Net Income	-102,874.10
Total Equity	-166,777.18
TOTAL LIABILITIES AND EQUITY	**$155,509.74**

Statement of Cash Flows

January - June, 2023

	Total
OPERATING ACTIVITIES	
Net Income	-102,874.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1052 PayPal Holding Account	-44.88
1200 Amazon Carried Balances	-36,383.51
1204 Amazon Pending Balances	-39.99
1206 Amazon Reserved Balances	-975.41
1210 eCommerce Clearing Account	-44.75
1224 Shopify Holding Account	-38.99
1230 Walmart Carried Balances	7,855.66
1234 Walmart Reserved Balances	16.99
1300 Prepaid Loan Fee	-37,508.04
2020 Capital One 9220	-748.01
2030 Capital One Walmart 8553	-280.20
2040 Credit One Credit Card 8872	22.99
2050 Delta American Express 1013	11,510.50
2060 Kohl's Credit Card	-486.71
2505 Payroll Clearing	-13.72
2520 Amazon Loans	-19,241.43
2540 Novo Funding Line of Credit	8,244.07
2550 Payoneer Loan Payable	30,500.00
2562 Payroll Liabilities:Federal Taxes (941/943/944)	2,107.73
2564 Payroll Liabilities:Federal Unemployment (940)	144.52
2566 Payroll Liabilities:FL Unemployment Tax	650.30
2570 Seller Funding Line of Credit	115,622.61
2580 Walmart Sales Tax Collected	-1.13
2590 Zinch- Working Capital Loan	89,439.34
Shopify Sales Tax Collected	0.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**170,308.40**

	Total
Net cash provided by operating activities	67,434.30
FINANCING ACTIVITIES	
2600 8 Fig Inventory Loan	-26,194.50
3020 Partner distributions	-29,276.58
3030 Partner investments	6,511.52
Net cash provided by financing activities	-48,959.56
NET CASH INCREASE FOR PERIOD	18,474.74
Cash at beginning of period	36,126.80
CASH AT END OF PERIOD	**$54,601.54**